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                              February 11, 2022

       Ken Minor
       Interim Chief Financial Officer
       Sonic Foundry, Inc.
       222 W. Washington Ave.
       Madison, WI 53703

                                                        Re: Sonic Foundry, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            File No. 000-30407

       Dear Mr. Minor:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Item 9A. Controls and Procedures
       Management's Report on Internal Control Over Financial Reporting, page
69

   1. We note in the third paragraph of management's report on internal control over financial reporting you refer to
"disclosure controls and procedures", including in your assessment of effectiveness,
rather than to "internal control over financial reporting". We assume your disclosures meant to
refer to internal control over financial reporting. Please confirm that management did assess
and determine internal control over financial reporting was
                                                        effective at September
30, 2021 and ensure you provide the appropriate language and assessments regarding
both disclosure controls and procedures and internal control over financial reporting in
annual filings. Refer to Items 307 and 308(a)(3) of Regulation S-K.
                                                        In addition, we note
your Section 302 certifications, filed as exhibits to the Form 10-K, did not include the
introductory language in paragraph 4 referring to internal control over financial reporting.
Please ensure you provide the appropriate language in all
                                                        certifications. Refer
to Item 601(b)(31)(i) of Regulation S-K.
 Ken Minor
Sonic Foundry, Inc.
February 11, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameKen Minor                               Sincerely,
Comapany NameSonic Foundry, Inc.
                                                          Division of
Corporation Finance
February 11, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName